Exhibit 8.1

Significant Subsidiaries

The following table sets forth our significant subsidiaries as of May 31, 2008:

Name of Company	Jurisdiction of Establishment	Percentage Owned
CIBSA(1)	Mexico	100.0%
Coca-Cola FEMSA(2)	Mexico	53.7%
Propimex, S.A. de C.V.	Mexico	53.7%
Controladora Interamericana de Bebidas, S.A. de C.V.	Mexico	53.7%
Panamco México, S.A. de C.V.	Mexico	53.7%
Refrescos Latinoamericanos, S.A. de C.V.	Mexico	53.7%
Emprex Cerveza	Mexico	100.0%
Desarrollo Comercial FEMSA, S.A. de C.V.	Mexico	100.0%
FEMSA Cerveza	Mexico	100.0%
Cervezas Cuauhtémoc Moctezuma, S.A. de C.V.	Mexico	100.0%
Grupo Cuauhtémoc Moctezuma, S.A. de C.V.	Mexico	100.0%

(1)	Compañía Internacional de Bebidas, S.A. de C.V., which we refer to as CIBSA.

(2)	Percentage of capital stock. FEMSA owns 63.0% of the capital stock with full voting rights.